Organigram Global Releases Landmark Report: Legal Cannabis Added $16B to Canada’s GDP in 2024
New analysis shows cannabis as a national growth engine, aligning with Prime Minister Carney’s One Canadian Economy vision.
TORONTO, Ontario September 2, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), Canada’s largest cannabis company by market share, today released "High Impact, Green Growth: The Economic Footprint of Canada's Cannabis Industry," a national report done in partnership with the Business Data Lab at the Canadian Chamber of Commerce. The report, which examined figures for 2024, underscores the legal cannabis sector’s role as a major driver of jobs, economic growth, and innovation, highlighting why it should be included as a pillar of Prime Minister Mark Carney’s One Canadian Economy vision.
The report shows that in 2024 Canada’s legal cannabis industry contributed more than $16 billion to national GDP, generating nearly $29 billion in total economic output. To put its economic weight in perspective, cannabis's direct GDP contribution of $8.4 billion in 2024 exceeds that of forestry and logging ($3.4 billion), breweries ($2.6 billion), and wineries and distilleries ($975 million)1. The sector also supported over 227,000 jobs across the country, including 168,000 direct jobs in cultivation and retail, alongside 59,000 in supply, logistics and professional services. These contributions extend coast-to-coast, demonstrating cannabis’s place as one of Canada’s most significant homegrown industries.
“The legal cannabis sector is a high-value industry that is already delivering what the Prime Minister’s One Canadian Economy vision calls for: a nationally integrated, high-value industry that’s built in Canada, employing Canadians, and competing globally,” stated Beena Goldenberg, CEO of Organigram Global. “With bold national leadership, we can secure Canada’s place as the world’s cannabis leader; a driver of national economic resilience within the One Canadian Economy vision.”
1 Statistics Canada. (2024). Gross domestic product (GDP) at basic prices, by industry, annual average, industry detail (Table 36-10-0434-06). Retrieved from https://www150.statcan.gc.ca/t1/tbl1/en/tv.action?pid=3610043406&pickMembers%5B0%5D=2.1&pickMembers%5B1%5D=3.1&cubeTimeFrame.startYear=2024&cubeTimeFrame.endYear=2024&referencePeriods=20240101%2C20240101

Andrew DiCapua, Principal Economist with the Canadian Chamber of Commerce’s Business Data Lab and author of High Impact, Green Growth, reinforced this point, noting:
“Canada’s legal cannabis industry has a major economic footprint in Canada. It is not only an emerging, domestic, sector that has created and sustained hundreds of thousands of jobs nationwide, but one with economic impacts felt coast-to-coast through the vast cannabis supply chain. This is precisely the type of industry that fits within the One Canadian Economy vision.”
While the report focuses on cannabis’s overall economic footprint in 2024, its scale is striking when compared to traditional Canadian agricultural commodities. For example, legal cannabis is now New Brunswick's most valuable crop, with farm cash receipts hitting $269.4 million in 2022, more than potatoes and dairy2. According to Agriculture and Agri-Food Canada, between 2020 and 2024, cannabis has averaged about $232 million annually in farm receipts, further underscoring its key role as New Brunswick’s leading agricultural product3. Nationally, cannabis generated $2.7 billion in farm cash receipts in 2024, outmatching greenhouse vegetables ($2.63 billion) and field vegetables ($2.44 billion)4.
Yet, despite its outsized impact on Canada’s economy last year, and the significant export potential of Canada's global first-mover advantage, outdated policy frameworks are preventing the sector from realizing its full potential. The current excise tax structure is designed around outdated pricing models, which limits innovation and growth. Moreover, the absence of a national export strategy is preventing Canada from capitalizing on an international cannabis market projected to surpass CAD $140 billion by 20265, putting Canada on the backfoot of export diversification and international market development.
"We’ve built innovative, world-class cannabis production right here in Canada,” concluded Ms. Goldenberg, “If Canada is serious about building the strongest economy in the G7, then industries like cannabis, which is already a $16 billion engine of jobs and innovation, must be a pillar of the One Canadian Economy strategy. It’s time to modernize the rules, eliminate unnecessary barriers and unfair taxation, and give this industry the same opportunity to thrive as other strategic sectors.”
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint.
2 Government of New Brunswick. (2023). Agriculture & agri-food review 2022 (NZ-00989). https://www2.gnb.ca/content/dam/gnb/Departments/10/pdf/Publications/Agr/review-agriculture-2022.pdf
3 Agriculture and Agri-Food Canada. Overview of Canada’s agriculture and agri-food sector. https://agriculture.canada.ca/en/sector/overview?utm_source
4 Statistics Canada. (2025, February 28). Farm cash receipts of selected commodities, Canada: January–December 2024 (Table 1) [Data table]. Government of Canada. https://www150.statcan.gc.ca/n1/daily-quotidien/250228/t001d-eng.htm
5 Prohibition Partners. (2022). The Global Cannabis Report: 3rd Edition [Industry report]. https://prohibitionpartners.com/reports/the-global-cannabis-report-edition-3/

Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forwardlooking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
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For Media enquiries:
Mark McKay – Director of Communications
mark.mckay@organigram.ca